UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Announcement on Acquisition of Treasury Shares

On July 23, 2026, the board of directors of Shinhan Financial Group (hereafter “SFG”) resolved to acquire treasury shares within the profits available for dividend. The details are as follows:

1.	Number of Shares to be Acquired: 6,698,564 common shares

2.	Estimated Amount of Shares to be Acquired: KRW 700,000,000,000

3.	Scheduled Acquisition Period: July 31, 2026 - October 22, 2026

4.	Estimated Holding Period: -

5.	Purpose of Acquisition: To enhance shareholder return and increase corporate value through the acquisition and cancellation of treasury shares.

6.	Method of Acquisition: Purchase on the stock exchange (KRX)

7.	Entrusted Brokerage Company: Shinhan Securities Co., Ltd.

8.	Treasury Shares Holdings as of July 23, 2026: - Other Acquisition: 1 common share

9.	Date of resolution by the board of directors: July 23, 2026

10.	Limit of Buying Order per day: 669,856

11.

Other Considerations

- The decision to acquire treasury shares is intended to enhance shareholder return in accordance with the SFG’s 2026 Corporate Value-Up Plan disclosed on April 12, 2026.

- The above ‘1. Number of Shares to be Acquired’ was calculated by dividing the planned acquisition amount by the closing price of common shares of SFG as of the day prior to the resolution of the board of directors (July 22, 2026: KRW 104,500). The actual number and amount of shares to be acquired are subject to change depending on future changes in share price.

- The above ‘2. Estimated Amount of Shares to be Acquired’ is based on the amount resolved by the board of directors on the date hereof. Following the completion of the current treasury stock acquisition, SFG plans to review the possibility of an additional share repurchase during this year under the 2026 Corporate Value-Up Plan to further enhance shareholder value.

- The above ‘4. Estimated Holding period’ may change depending on the financial conditions, market environment, or other business factors. As the treasury shares acquired pursuant to this decision are intended for cancellation, SFG plans to cancel all treasury shares acquired during the acquisition period after completion of the acquisition within the above ‘3. Scheduled Acquisition Period.’

- The above ‘8. Treasury Shares Holdings – Other Acquisition’ represents a fractional share acquired in connection with the Company's previous comprehensive share exchange. Pursuant to Article 341-4 of the Korean Commercial Act (effective March 6, 2026), treasury shares held by a company must be cancelled within one year of acquisition. Accordingly, the Company's one treasury share acquired as a fractional share will be cancelled together with the treasury shares acquired pursuant to this decision.

- The above ‘10. Limit of buying order per day’ is the lower of [the higher of ① and ②] and ③.

10 % of the number of treasury shares to be acquired reported by this announcement: 669,856 common shares.
2
25% of the daily average trading volume for the last one-month period: 363,960 common shares.
3
1% of total issued and outstanding shares: 4,694,502 common shares

* Limit of Acquiring Treasury Shares
(Unit: KRW)
Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code as of the end of the previous fiscal year	4,125,086,052,382
2. Acquired amount of treasury shares after previous fiscal year end	700,004,688,140
3. Amount of 'dividends' and related 'earned profit reserve' decided at annual general meeting of shareholders after previous fiscal year end	417,502,236,800
4. Amount of 'interim/quarterly dividends' and related 'earned profit reserves' decided by board of directors after previous fiscal year end	348,750,426,400
5. Amount of trust contract	-
6. Acquisition cost of treasury stock sold after previous fiscal year end (moving average method)	-
Limitation on the acquisition price of treasury shares (1-2-3-4-5+6)	2,658,828,701,042

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 23, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer